Exhibit 99.1
Strong 2020 Results

Further to the creation of Stellantis N.V. through the closing of the cross-border legal merger between Fiat Chrysler Automobiles N.V. (FCA) and Peugeot S.A. (PSA) on January 16, 2021, the following documents are the earnings releases of the legacy operations of FCA and PSA for the year ended December 31, 2020.

FCA reports strong full year 2020 results despite COVID-19 impacts:
•Adjusted EBIT* of €3.7 billion with 4.3% margin
•Net profit at breakeven with Adjusted net profit of €1.9 billion
•Industrial free cash flows* positive at €0.6 billion

FCA reports record Q4 2020 results:
•Record Q4 Group and North America results, with Adjusted EBIT of €2.3 billion and €2.2 billion and margins of 8.2% and 11.6%, respectively, and with all regions and Maserati profitable
•Strong Industrial free cash flows at €3.9 billion

Highly profitable in 2020 despite COVID-19 with 7.1% Automotive adjusted operating margin:
•7.1% Automotive adjusted operating margin* at €3.4 billion
•9.4% H2 Automotive adjusted operating margin at a record level
•Net result Group share at €2.2 billion
•€2.7 billion Automotive free cash flow*
•€13.2 billion Automotive net financial position*

“These figures demonstrate the financial soundness of Stellantis, bringing together two strong and healthy companies. Stellantis gets off to a flying start and is fully focused on achieving the full promised synergies.”

- Carlos Tavares, Stellantis CEO

Pursuant to Sept ‘20 Amendment to Combination Agreement, Board has approved a €1.0B distribution(1) to shareholders, subject to shareholder approval at the AGM on April 15, 2021

2021 Industry Outlook(2): North America +8%, South America +20%, Europe +10%, Middle East & Africa +3%, India & Asia Pacific +3% and China +5%

2021 Guidance(3): Adjusted Operating Income Margin of 5.5 - 7.5%; assumes no significant COVID-19 related lockdowns

Financial Calendar:
Q1 '21 - Sales and Revenues Only - May 5 '21
H1 '21 - Full Financial Results - Aug 3 '21
Q3 '21 - Sales and Revenues Only - Oct 28 '21

These results do not represent the consolidated results of Stellantis N.V.

On March 3, 2021 at 3:30 p.m. CET / 9:30 a.m. EST, a conference call and webcast will be held to present the Fourth Quarter and Full Year 2020 results of FCA and Full Year 2020 results of PSA. The call can be followed live and a recording will be available later on the Group's website (https://www.stellantis.com/en). The supporting documents will be made available on the Group's website prior to the call.
Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.
*Refer to the FCA sections "Fourth Quarter Reconciliations", "FY 2020 Reconciliations" and "FCA Notes" and the PSA section "Appendix" for definitions of the respective company’s supplemental financial measures and reconciliations to applicable IFRS metrics.

NOTES

(1) The combination agreement, as amended in September 2020, contemplated a potential cash distribution of €1 billion following the completion of the merger. The Board of Directors resolved to propose to the AGM the approval of a special cash distribution of €0.32 per common share corresponding to a total distribution of approximately €1 billion (approximately US$1.2 billion translated at the exchange rate reported by the European Central Bank on February 26, 2021). The distribution will be subject to approval by the AGM, which is scheduled to be held on April 15, 2021. The expected calendar for MTA, Euronext Paris and NYSE is as follows: (i) ex-date April 19, 2021, (ii) record date April 20, 2021, and (iii) payment date April 28, 2021.

(2) Source: IHS Global Insight, Wards, China Passenger Car Association and Group estimates.

(3) Adjusted operating income (loss) excludes from Operating income (loss) adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income (expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Group's ongoing operating performance. Guidance does not reflect impacts from purchase accounting adjustments or changes in accounting policies as required by IFRS in connection with the merger.

SAFE HARBOR STATEMENT

This document, in particular references to “2021 Guidance”, contains forward-looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They related to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic; the ability of the Group to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group’s ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group’s defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Group’s business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Group’s vehicles; the Group’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; the risk that the operations of Groupe PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Group disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Group’s financial results, are included in FCA’s reports and filings with the U.S. Securities and Exchange Commission (including the registration statement on Form F-4 that was declared effective by the SEC on November 20, 2020), the AFM and CONSOB and PSA’s filings with the AMF.

Amsterdam, March 3, 2021

FCA reports record fourth quarter Group and North America results, with Adjusted EBIT of €2.3B and €2.2B and margins of 8.2% and 11.6%, respectively. All regions and Maserati profitable. Net profit and Adjusted net profit of €1.6B and €1.8B, respectively. Industrial free cash flows of €3.9B for the quarter and positive for the full year at €0.6B.

2020 FOURTH QUARTER FINANCIAL RESULTS FROM CONTINUING OPERATIONS (all amounts € million, unless otherwise stated)(1)						2020 FULL YEAR FINANCIAL RESULTS FROM CONTINUING OPERATIONS (all amounts € million, unless otherwise stated)(1)

IFRS		NON-GAAP(2)				IFRS		NON-GAAP(2)

Net revenues		Adjusted EBIT(3)/ Margin				Net revenues		Adjusted EBIT(3)/ Margin
28,588	(4)%	2,342	+11%	8.2%	+110 bps	86,676	(20)%	3,742	(44)%	4.3%	-190 bps

Net profit(4)		Adjusted net profit(4)				Net profit(4)		Adjusted net profit(4)
1,561	(1)%	1,843		+20%		24	(99)%	1,863		(57)%

Diluted earnings per share €		Adjusted diluted EPS(5) €				Diluted earnings per share €		Adjusted diluted EPS(5) €
0.99	(1)%	1.17		+21%		0.02	(99)%	1.19		(56)%

Cash flows from operating activities		Industrial free cash flows(6)				Cash flows from operating activities		Industrial free cash flows(6)
6,285	+44%	3,856		+2,405 m		9,183	(15)%	624		(1,489) m

2020 FOURTH QUARTER RESULTS:
•Worldwide combined shipments(7) flat at 1,167 thousand units, with continued strong retail mix and inventory management discipline
•Record fourth quarter Group and North America Adjusted EBIT results of €2.3 billion and €2.2 billion, respectively, with positive results in all regions and Maserati for the first time since Q1 2018
•Record fourth quarter Group and North America margins at 8.2%, up 110 bps, and 11.6%, up 160 bps, respectively
•Industrial free cash flows of €3.9 billion, driven by strong operating performance and positive working capital impacts. Capex at €2.4 billion, down €0.5 billion

2020 FULL YEAR RESULTS:
•Worldwide combined shipments(7) of 3,435 thousand units, down 22%, due to COVID-19 related production and demand disruptions
•Adjusted EBIT at €3.7 billion, down 44%, with North America at €5.4 billion and achieving 8.9% margin despite COVID-19 related disruptions
•Industrial free cash flows at €0.6 billion; with strong cash generation during the second half of the year more than offsetting significant pandemic-related cash absorption during the first half. Capex at €8.6 billion, up €0.2 billion
•Available liquidity at December 31, 2020, of €31.4 billion, including €7.3 billion of committed and undrawn revolving credit facilities

Refer to page 8 for an explanation of the items referenced on this page.

North America
	Q4 2020	vs Q4 2019		FY 2020	vs FY 2019
•Record Q4 Adjusted EBIT, up 8%, with record Q4 margin, primarily due to favorable mix, positive net pricing and lower advertising costs, partially offset by lower volumes, higher recall campaign costs and negative foreign exchange translation effects

Shipments (000s)	594	(55)		1,842	(559)
Net revenues (€ million)	19,089	(1,506)		60,322	(13,035)
Adjusted EBIT (€ million)	2,220	+158		5,351	(1,339)
Adjusted EBIT margin	11.6%	+160	bps	8.9%	-20	bps

APAC
	Q4 2020	vs Q4 2019		FY 2020	vs FY 2019		•Q4 Adjusted EBIT increased primarily due to higher consolidated shipments and improved mix
Combined shipments(7) (000s)	36	(4)		102	(47)
Consolidated shipments(7) (000s)	23	+3		62	(14)
Net revenues (€ million)	918	+145		2,381	(433)
Adjusted EBIT (€ million)	34	+39		(116)	(80)
Adjusted EBIT margin	3.7%	+430	bps	(4.9)%	-360	bps

EMEA
	Q4 2020	vs Q4 2019		FY 2020	vs FY 2019
•Q4 Adjusted EBIT up 43%, mainly due to positive net pricing, primarily related to newly-launched electrified vehicles, cost containment actions and higher volumes, partially offset by increased product electrification costs

Combined shipments(7) (000s)	353	+41		999	(273)
Consolidated shipments(7) (000s)	298	+18		858	(341)
Net revenues (€ million)	5,725	+448		16,284	(4,287)
Adjusted EBIT (€ million)	66	+20		(918)	(912)
Adjusted EBIT margin	1.2%	+30	bps	(5.6)%	-560	bps

LATAM
	Q4 2020	vs Q4 2019		FY 2020	vs FY 2019
•Q4 Adjusted EBIT down 38%, primarily due to higher industrial costs from product cost inflation and negative foreign exchange transaction effects, partially offset by positive net pricing and higher volumes

Shipments (000s)	177	+18		475	(102)
Net revenues (€ million)	1,974	(314)		5,305	(3,156)
Adjusted EBIT (€ million)	83	(51)		6	(495)
Adjusted EBIT margin	4.2%	-170	bps	0.1%	-580	bps

MASERATI
	Q4 2020	vs Q4 2019		FY 2020	vs FY 2019		•Q4 Adjusted EBIT increased primarily due to higher volumes and favorable model and market mix, mainly in China
Shipments (000s)	6.9	+1.9		16.9	(2.4)
Net revenues (€ million)	551	+156		1,384	(219)
Adjusted EBIT (€ million)	12	+52		(232)	(33)
Adjusted EBIT margin	2.2%	+1,230	bps	(16.8)%	-440	bps

Refer to page 8 for an explanation of the items referenced on this page.

Fourth Quarter Reconciliations

Net profit to Adjusted EBIT

Q4 2020	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€19,089	€918	€5,725	€1,974	€551	€331	€28,588
Revenues from transactions with other segments		(3)	(27)	(35)	(3)	—	68	—
Revenues from external customers		€19,086	€891	€5,690	€1,971	€551	€399	€28,588

Net profit from continuing operations								€1,561
Tax expense								€207
Net financial expenses								€243
Adjustments:
Impairment expense and supplier obligations(A)		138	—	1	—	9	49	€197
Restructuring costs, net of reversals		11	—	—	—	—	7	€18
Other(B)		3	—	(30)	—	5	138	€116
Total adjustments		152	—	(29)	—	14	194	€331
Adjusted EBIT(3)		€2,220	€34	€66	€83	€12	€(73)	€2,342
_________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
A.Impairment expense primarily related to higher CAFE penalty rates in North America for future model years
B.Primarily relates to costs incurred for the FCA-PSA merger and for litigation proceedings

Q4 2019	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€20,595	€773	€5,277	€2,288	€395	€315	€29,643
Revenues from transactions with other segments		(6)	(16)	(41)	(3)	(4)	70	—
Revenues from external customers		€20,589	€757	€5,236	€2,285	€391	€385	€29,643

Net profit from continuing operations								€1,578
Tax expense								€352
Net financial expenses								€221
Adjustments:
Impairment expense and supplier obligations		11	—	—	—	—	—	€11
Gains on disposal of investments		—	—	—	—	—	(8)	€(8)
Restructuring costs, net of reversals		—	—	(46)	(1)	3	3	€(41)
Other		(6)	(4)	(13)	1	(1)	25	€2
Total adjustments		5	(4)	(59)	—	2	20	€(36)
Adjusted EBIT(3)		€2,062	€(5)	€46	€134	€(40)	€(82)	€2,115

Refer to page 8 for an explanation of the items referenced on this page.

Net profit to Adjusted net profit
(€ million)	Q4 2020	Q4 2019
Net profit	1,561	1,538
Less: Net profit - discontinued operations	—	(40)
Of which: Gain on completion of Magneti Marelli sale, net of taxes	—	(40)
Of which: Net profit Magneti Marelli	—	—
Net profit from continuing operations	1,561	1,578
Adjustments (as above)	331	(36)
Tax impact on adjustments	(49)	(5)
Total adjustments, net of taxes	282	(41)
Adjusted net profit(4)	1,843	1,537

Diluted EPS to Adjusted diluted EPS
	Q4 2020	Q4 2019
Diluted earnings per share from continuing operations ("Diluted EPS") (€/share)	0.99	1.00
Impact of adjustments, net of taxes, on Diluted EPS (€/share)	0.18	(0.03)
Adjusted diluted EPS (€/share)(5)	1.17	0.97
Weighted average number of shares outstanding for Diluted EPS (thousand)	1,581,350	1,573,810

Cash flows from operating activities to Industrial free cash flows
(€ million)	Q4 2020	Q4 2019
Cash flows from operating activities	6,285	4,368
Less: Cash flows from operating activities - discontinued operations	—	—
Cash flows from operating activities - continuing operations	6,285	4,368
Less: Operating activities not attributable to industrial activities	10	15
Less: Capital expenditures for industrial activities	2,419	2,902
Add: Net intercompany payments between continuing operations and discontinued operations	—	—
Add: Discretionary pension contribution, net of tax	—	—
Industrial free cash flows(6)	3,856	1,451

Refer to page 8 for an explanation of the items referenced on this page.

FY 2020 Reconciliations

Net profit to Adjusted EBIT

FY 2020	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€60,322	€2,381	€16,284	€5,305	€1,384	€1,000	€86,676
Revenues from transactions with other segments		(15)	(64)	(93)	(8)	(2)	182	—
Revenues from external customers		€60,307	€2,317	€16,191	€5,297	€1,382	€1,182	€86,676

Net profit from continuing operations								€24
Tax expense								€1,332
Net financial expenses								€988
Adjustments:
Impairment expense and supplier obligations(C)		154	—	266	161	297	49	€927
Provision for U.S. investigation matters(D)		—	—	—	—	—	222	€222
Restructuring costs, net of reversals		32	—	6	18	3	14	€73
Gains on disposal of investments		—	—	—	—	—	(4)	€(4)
Other(E)		10	—	(28)	—	4	194	€180
Total adjustments		196	—	244	179	304	475	€1,398
Adjusted EBIT(3)		€5,351	€(116)	€(918)	€6	€(232)	€(349)	€3,742
_________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
C. Impairment expense recognized in Maserati, EMEA, LATAM in Q1, EMEA in Q3 and North America in Q4 2020
D. Provision recognized for estimated probable loss to settle matters under investigation, primarily associated with U.S. diesel emissions
E. Primarily relates to costs incurred for the FCA-PSA merger and for litigation proceedings

FY 2019	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€73,357	€2,814	€20,571	€8,461	€1,603	€1,381	€108,187
Revenues from transactions with other segments		(20)	(52)	(105)	(12)	(11)	200	—
Revenues from external customers		€73,337	€2,762	€20,466	€8,449	€1,592	€1,581	€108,187

Net profit from continuing operations								€2,700
Tax expense								€1,321
Net financial expenses								€1,005
Adjustments:
Impairment expense and supplier obligations		98	—	441	—	210	793	€1,542
Restructuring costs, net of reversals		23	—	(9)	127	3	10	€154
Gains on disposal of investments		—	—	—	—	—	(15)	€(15)
Brazilian indirect tax – reversal of liability/ recognition of credits		—	—	—	(164)	—	—	€(164)
Other		45	(4)	(7)	4	8	79	€125
Total adjustments		166	(4)	425	(33)	221	867	€1,642
Adjusted EBIT(3)		€6,690	€(36)	€(6)	€501	€(199)	€(282)	€6,668

Refer to page 8 for an explanation of the items referenced on this page.

Net profit to Adjusted net profit
(€ million)	FY 2020	FY 2019
Net profit	24	6,630
Less: Net profit - discontinued operations	—	3,930
Of which: Gain on completion of Magneti Marelli sale, net of taxes	—	3,769
Of which: Net profit Magneti Marelli(F)	—	161
Net profit from continuing operations	24	2,700
Adjustments (as above)	1,398	1,642
Tax impact on adjustments(G)	(108)	(122)
Net derecognition of deferred tax assets and other tax adjustments	549	77
Total adjustments, net of taxes	1,839	1,597
Adjusted net profit(4)	1,863	4,297
___________________________________________________________________________________________________________________________________________________
F. Reflects results of Magneti Marelli up to the completion of the sale transaction on May 2, 2019
G. Reflects tax impact on adjustments excluded from Adjusted EBIT noted above

Diluted EPS to Adjusted diluted EPS
	FY 2020	FY 2019
Diluted earnings per share from continuing operations ("Diluted EPS") (€/share)	0.02	1.71
Impact of adjustments, net of taxes, on Diluted EPS (€/share)	1.17	1.02
Adjusted diluted EPS (€/share)(5)	1.19	2.73
Weighted average number of shares outstanding for Diluted EPS (thousand)	1,577,313	1,570,850

Cash flows from operating activities to Industrial free cash flows
(€ million)	FY 2020	FY 2019
Cash flows from operating activities	9,183	10,462
Less: Cash flows from operating activities - discontinued operations	—	(308)
Cash flows from operating activities - continuing operations	9,183	10,770
Less: Operating activities not attributable to industrial activities	29	74
Less: Capital expenditures for industrial activities	8,598	8,383
Add: Net intercompany payments between continuing operations and discontinued operations	—	(200)
Add: Discretionary pension contribution, net of tax	68	—
Industrial free cash flows(6)	624	2,113

FCA NOTES
(1) All results for the twelve months ended December 31, 2019 exclude Magneti Marelli up to the completion of the sale transaction on May 2, 2019, following its presentation as a discontinued operation;
(2) Refer to page 5 for the reconciliations of Net profit to Adjusted EBIT, page 6 for the reconciliations of Net profit to Adjusted net profit, Diluted EPS to Adjusted diluted EPS and of Cash flows from operating activities to Industrial free cash flows for the three months ended December 31, 2020 and 2019. Refer to pages 7-8 for the applicable reconciliations for the years ended December 31, 2020 and 2019;
(3) Adjusted EBIT excludes certain adjustments from Net profit from continuing operations, including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit);
(4) Adjusted net profit is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature;
(5) Adjusted diluted EPS is calculated by adjusting Diluted earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net profit);
(6) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the FCA Group’s control;
(7) Combined shipments include all shipments by the FCA Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the FCA Group's consolidated subsidiaries.

Highly profitable in 2020 despite COVID-19 with 7.1% Automotive adjusted operating margin

•7.1% Automotive adjusted operating margin1 at €3.4 billion
•9.4% H2 Automotive adjusted operating margin at a record level
•Net result group share at €2.2 billion
•€2.7 billion Automotive free cash flow2
•€13.2 billion Automotive net financial position3

Carlos Tavares, CEO Stellantis said: “2020 strong results have proven once again Groupe PSA’s resilience thanks to both the rigorous execution of the Push to Pass strategic plan and the agility and fighting spirit of the teams to push forward efficiency against headwinds. Groupe PSA sustainable financial results represent a key contribution to Stellantis launch, aiming at providing a clean, safe and affordable mobility as well as added value to all its external stakeholders and employees. I would also like to express my sincere and warm thanks to all employees for their outstanding behavior and commitment during this dreadful year.”

Group revenue amounted to €60,734 million in 2020, down by 18.7% compared to 2019. Automotive revenue amounted to €47,613 million down by 19.2% versus 2019, mainly driven by the negative impact of volumes and country mix (-23.9%), the impact of exchange rates (-1.8%) and the decrease of sales to partners (-0.3%); conversely, revenues benefited from the positive effect of product mix (+4.2%) and price (+0.9%), as well as others (+1.7%).

Group adjusted operating income4 amounted to €3,685 million, down 41.7% with Automotive adjusted operating income down 33.0% at € €3,377 million. This 7.1% profitability level was reached despite the sharp decline of automotive markets and thanks to a positive product mix and costs savings. The rebound was strong in H2 2020 with a record automotive adjusted operating margin of 9.4%, up 1.1 pts versus H2 2019.
Group adjusted operating margin reached 6.1%, down 2.4 pts versus 2019.
Other operating income and expenses amounted to -€631 million, compared to -€1,656 million in 2019.
Group net financial expenses decreased to -€317 million compared to -€344 million in 2019.
Consolidated net income reached €2,022 million, a decrease of €1,562 million compared to 2019. Net income, Group share, reached €2,173 million, down €1,028 million compared to 2019.
Banque PSA Finance reported adjusted operating income of €965 million5, down 4.6%.

1 Adjusted operating income related to revenue
2 Automotive Free cash Flow: refer to the definition and reconciliation in appendix.
3 Auto Net financial position: refer to the definition and reconciliation in appendix.
4 Group adjusted operating income: refer to the definition and reconciliation in appendix.
5 100% of the result of Banque PSA Finance. In the financial statements of Groupe PSA, joint ventures are consolidated using the equity method.5 100% of the result of Banque PSA Finance. In the financial statements of Groupe PSA, joint ventures are consolidated using the equity method.

Faurecia adjusted operating income was €315 million, down 74.3%.

The free cash flow of Automotive division and holding was €2,660 million.

Total inventory, including independent dealers, stood at 493,000 vehicles at 31 December 2020, down 19% compared to 31 December 2019.
The net financial position of Automotive division and holding was €13,231 million at 31 December 2020, up €2,625 million compared to 31 December 2019.

Groupe PSA consolidated financial statements for the year ended 31 December 2020 were approved by the Board of Directors of Stellantis N.V. on 02 March 2021 ; Stellantis N.V. is the surviving legal entity after the merger of Fiat Chrysler Automobiles N.V. (FCA) and Peugeot S.A. (PSA). The audit procedures on the consolidated accounts were carried out by the Group's Independent Auditors. Their certification report is being issued. The report on the annual results and the presentation of the 2020 results can be consulted on the Group’s website (www.stellantis.com), in the “Investors” section.

Media contacts:
Karine Douet – +33 6 61 64 03 83 – karine.douet@stellantis.com
Valérie Gillot –+ 33 6 83 92 92 96 – valérie.gillot@stellantis.com

Appendix

Consolidated Income Statement

(in million euros)	2019	2020
Revenue	74,731	60,734
Adjusted operating Income	6,324	3,685
Operating income	4,668	3,054
Net financial income (expense)	(344)	(317)
Income taxes	(716)	(628)
Share in net earnings of companies at equity	(24)	(87)
Consolidated profit	3,584	2,022
Attributable to owners of the parent	3,201	2,173
attributable to non-controlling interests	383	(151)
Basic earnings per €1 par value share attributable to equity holders of the parent	3.58	2.45
Diluted earnings per €1 par value share - attributable to equity holders of the parent	3.40	2.33

Consolidated balance sheet

Assets
(in million euros)	31 December 2019	31 December 2020
Total non-current assets	38,439	38,252
Total current assets	31,327	35,251
Assets held for sale	—	7
TOTAL ASSETS	69,766	73,510

Equity and liabilities
(in million euros)	31 December 2019	31 December 2020
Total equity	21,801	23,874
Total non-current liabilities	16,265	18,823
Total current liabilities	31,700	30,813
Liabilities held for sale	—	—
TOTAL EQUITY & LIABILITIES	69,766	73,510

Consolidated statement of cash flows

(in million euros)	2019	2020
Consolidated profit from continuing operations	3,584	2,022
Funds from operations	7,573	5,294
Net cash from (used in) operating activities of continuing operations	8,705	6,202
Net cash from (used in) investing activities of continuing operations	(5,972)	(3,932)
Net cash from (used in) financing activities of continuing operations	(309)	3,197
Effect of changes in exchange rates	(21)	(397)
Increase (decrease) in cash from continuing operations and from operations held for sale or to be continued in partnership	2,403	5,070
Net cash and cash equivalents at beginning of period	15,402	17,805
Net cash and cash equivalents of continuing operations at end of period	17,805	22,875

Group Adjusted Operating income by division

(in million euros)	2019	2020
Automotive	5,037	3,377
o/w PCD	3,923	2,839
o/w OV	1,121	527
o/w eliminations	(7)	11
Faurecia	1,227	315
Other Business and eliminations	60	(7)
Group Adjusted Operating Income	6,324	3,685

Auto Free Cash Flow

(in million euros)	31 December 2020
Net cash flow from operating activities of continuing operations	6,202
Less: operating activities related to Finance Companies and Automotive equipment and eliminations	(1,264)
Auto Net cash flow from operating activities of continuing operations adjusted	4,938
Net cash flow from investing activities of continuing operations	(3,932)
Less: Investing activities related to Finance Companies and Automotive equipment	1,235
Auto net cash flow from investing activities of continuing operations adjusted	(2,697)
Add: dividend paid by BPF	111
Add: Faurecia shares sale	308
Auto free cash flow*	2,660
*Auto Free cash Flow is calculated as Cash flows from operating activities less: cash flows from operating activities related to Finance companies and Automotive equipment and net of eliminations and less cash flows of investing activities of continuing operations excluding cash flows of investing activities from activities related to Finance companies and Automotive equipment and adjusted for dividends paid by BPF and Faurecia shares sale.

Auto net financial position

(in million euros)	31 December 2020
Non current financial liabilities	(11,083)
Less: Non current financial liabilities related to Financial Companies and Automotive equipment	5,018
Current financial liabilities	(2,409)
Less: current financial liabilities related to Finance Companies and Automotive equipment	1,488
Other non current financials assets	721
Less: non current financial assets related to Finance Companies and Automotive equipment	(99)
Current financial assets & financial investments	627
Less: current financial assets & financial investments related to Finance Companies and Automotive equipment	(31)
Cash and cash equivalent	22,893
Less: cash and cash equivalent related to Finance Companies and Automotive equipment and eliminations	(3,682)
Adjusted of social housing and loans given to employees	(212)
Auto net financial position*	13,231
* Auto Net financial position is the sum of current and non current financial liabilities and assets as well as cash and cash equivalent of the company less: current and non current financial liabilities and assets and cash and cash equivalent related to Finance Companies and Automotive equipment and adjusted of social housing and loans given to employees.

Net income to group adjusted operating income

(in million euros)	2019	2020
Consolidated net income	3,584	2,022
Shares in net earnings of equity method investments	(24)	(87)
Income taxes expense	(716)	(628)
Net financial income (expense)	(344)	(317)
Operating income (loss)	4,668	3,054
Other operating income (expense)	158	432
Impairment of CGU’s	(283)	(367)
Restructuring costs	(1,531)	(696)
Group adjusted Operating income*	6,324	3,685
*Adjusted operating income (loss) excludes from Operating income certain adjustments comprising Restructuring costs, Impairment of CGU’s and Other operating income (expense) considered rare or discrete events and are infrequent in nature.